SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. 8)*

BROADCOM CORPORATION

(Name of Issuer)

Class A common stock, par value $0.0001

(Title of Class of Securities)

111320107

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G/A

CUSIP No. 111320107	Page 2 of 12

1.	Name of Reporting Person: HENRY SAMUELI, PH.D.
2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 26,733,596
	6.	Shared Voting Power: -0-
	7.	Sole Dispositive Power: 26,733,596
	8.	Shared Dispositive Power: -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 26,733,596
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11.	Percent of Class Represented by Amount in Row (9): 5.2%[1]
12.	Type of Reporting Person: IN

[1]	See Item 4.

13G/A

CUSIP No. 111320107	Page 3 of 12

1.	Name of Reporting Person: H&S INVESTMENTS I, L.P.[2]
2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: -0-
	6.	Shared Voting Power: -0-[3]
	7.	Sole Dispositive Power: -0-
	8.	Shared Dispositive Power: -0-[3]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,493,004[3]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11.	Percent of Class Represented by Amount in Row (9): 1.7%
12.	Type of Reporting Person: PN

[2]	See Item 4.
[3]	H&S Ventures LLC is the general partner of H&S Investments I, L.P. As the indirect owner of H&S Ventures LLC, Dr. Samueli has sole voting and dispositive power over these shares.

13G/A

CUSIP No. 111320107	Page 4 of 12

1.	Name of Reporting Person: HS MANAGEMENT, L.P.[4]
2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: -0-
	6.	Shared Voting Power: -0-[5]
	7.	Sole Dispositive Power: -0-
	8.	Shared Dispositive Power: -0-[5]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 913,473[5]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11.	Percent of Class Represented by Amount in Row (9): 0.2%
12.	Type of Reporting Person: PN

[4]	See Item 4.
[5]	H&S Ventures LLC is the general partner of HS Management, L.P. As the indirect owner of H&S Ventures LLC, Dr. Samueli has sole voting and dispositive power over these shares.

13G/A

CUSIP No. 111320107	Page 5 of 12

1.	Name of Reporting Person: HS PORTFOLIO L.P.[6]
2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: -0-
	6.	Shared Voting Power: -0-[7]
	7.	Sole Dispositive Power: -0-
	8.	Shared Dispositive Power: -0-[7]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,096,867[7]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11.	Percent of Class Represented by Amount in Row (9): 3.2%
12.	Type of Reporting Person: PN

[6]	See Item 4.
[7]	H&S Ventures LLC is the general partner of HS Portfolio L.P. As the indirect owner of H&S Ventures LLC, Dr. Samueli has sole voting and dispositive power over these shares.

13G/A

CUSIP No. 111320107	Page 6 of 12

1.	Name of Reporting Person: H&S PORTFOLIO II, L.P.[8]
2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: -0-
	6.	Shared Voting Power: -0-[9]
	7.	Sole Dispositive Power: -0-
	8.	Shared Dispositive Power: -0-[9]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,215,000[9]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11.	Percent of Class Represented by Amount in Row (9): 0.2%
12.	Type of Reporting Person: PN

[8]	See Item 4.
[9]	H&S Ventures LLC is the general partner of H&S Portfolio II, L.P. As the indirect owner of H&S Ventures LLC, Dr. Samueli has sole voting and dispositive power over these shares.

13G/A

CUSIP No. 111320107	Page 7 of 12

1.	Name of Reporting Person: H&S VENTURES LLC[10]
2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: -0-
	6.	Shared Voting Power: -0-[11]
	7.	Sole Dispositive Power: -0-
	8.	Shared Dispositive Power: -0-[11]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 26,718,344[12]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11.	Percent of Class Represented by Amount in Row (9): 5.2%
12.	Type of Reporting Person: OO

[10]	See Item 4.
[11]

H&S Ventures LLC is the general partner of H&S Investments I, L.P., HS Management, L.P., HS Portfolio L.P. and H&S Portfolio II, L.P. As the indirect owner of H&S Ventures LLC, Dr. Samueli has sole voting and dispositive power over these shares.

[12]	Represents shares directly held by H&S Investments I, L.P., HS Management, L.P., HS Portfolio L.P. and H&S Portfolio II, L.P.

This Schedule 13G/A covers 26,733,596 shares of the Issuer which includes 26,595,597 shares of Class B common stock, 128,056 shares of Class A common stock and 9,943 shares of Class A common stock that will become issuable from restricted stock units within 60 days of December 31, 2011. Each share of Class B common stock has the right to ten votes and each share of Class A common stock has a right to one vote on most matters submitted to a vote of the Issuer’s shareholders. Each share of Class B common stock is immediately convertible into one share of Class A common stock on a 1-for-1 basis, at the option of the holder and upon certain events.

Item 1(a)	Name of Issuer:
Broadcom Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:
5300 California Avenue, Irvine, California 92617

Item 2
(a) Name of Persons Filing:
(I) Henry Samueli, Ph.D.
(II) H&S Investments I, L.P.
(III) HS Management, L.P.
(IV) HS Portfolio L.P.
(V) H&S Portfolio II, L.P.
(VI) H&S Ventures LLC

(b) Address of Principal Business Office or, if None, Residence:
2101 East Coast Highway
3rd Floor
Corona del Mar, CA 92625

(c) Citizenship:
(I) Henry Samueli, Ph.D. is a citizen of the United States.
(II) H&S Investments I, L.P. is a limited partnership organized under the laws of California.
(III) HS Management, L.P. is a limited partnership organized under the laws of California.
(IV) HS Portfolio L.P. is a limited partnership organized under the laws of California.
(V) H&S Portfolio II, L.P. is a limited partnership organized under the laws of California.
(VI) H&S Ventures LLC is a limited liability company organized under the laws of California.

(d) Title of Class of Securities:
Class A common stock, $0.0001 par value

(e) CUSIP Number:
111320107

Page 8 of 12 Pages

Item 3:	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(K)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not Applicable. This Schedule is filed pursuant to Rule13d-1(d).

Item 4 Ownership:

(a)-(c)

(I) As of December 31, 2011, Dr. Henry Samueli beneficially owned 26,733,596 shares of the Issuer’s Class A common stock on an as-converted basis, representing approximately 5.2% of the outstanding shares of Class A common stock. According to the Issuer, 491,417,489 shares of Class A common stock and 53,285,561 shares of Class B common stock were outstanding as of December 31, 2011. Holders of the Issuer’s Class A common stock are entitled to one vote per share and holders of the Issuer’s Class B common stock are entitled to ten votes per share. Each share of Class B common stock is immediately convertible into one share of Class A common stock at the option of the holder and upon certain events. Dr. Samueli beneficially owns approximately 5.2% of the outstanding shares of Class A common stock on an as-converted basis, however, through his ownership of shares of Class B common stock he has sole voting power of approximately 26.0% of the total voting power.

The 26,733,596 shares of Class A common stock which Dr. Samueli beneficially owns includes:

(A)	(i) 122,747 shares of Class A common stock and 8,370,257 shares of Class B common stock owned by H&S Investments I, L.P., (ii) 913,473 shares of Class B common stock owned by HS Management, L.P., (iii) 16,096,867 shares of Class B common stock held by HS Portfolio L.P., (iv) 1,215,000 shares of Class B common stock owned by H&S Portfolio II, L.P. H&S Ventures LLC is the general partner of each of these entities, and Dr. Samueli has sole voting and dispositive power over these shares;

Page 9 of 12 Pages

(B)	5,309 shares of Class A common stock held directly; and

(C)	9,943 shares of Class A common stock that will become issuable from restricted stock units held by Dr. Samueli within 60 days after December 31, 2011.

Dr. Samueli disclaims beneficial ownership of shares held by HS Management L.P. and HS Portfolio L.P., except to the extent of his pecuniary interest in such shares.

Dr. Samueli is a co-founder, the Chief Technical Officer and a member of the Board of Directors of the Issuer. Dr. Samueli obtained substantially all of his ownership position in the Company prior to the Issuer’s initial public offering in April of 1998.

(II) As of December 31, 2011, H&S Investments I, L.P. directly holds 122,747 shares of Class A common stock and 8,370,257 shares of Class B common stock of the Issuer. H&S Ventures LLC is the general partner of H&S Investments I, L.P. Dr. Samueli has sole voting and dispositive power over these shares.

(III) As of December 31, 2011, HS Management, L.P. directly holds 913,473 shares of Class B common stock of the Issuer. H&S Ventures LLC is the general partner of HS Management, L.P. Dr. Samueli has sole voting and dispositive power over these shares.

(IV) As of December 31, 2011, HS Portfolio L.P. directly holds 16,096,867 shares of Class B common stock of the Issuer. H&S Ventures LLC is the general partner of HS Portfolio L.P. Dr. Samueli has sole voting and dispositive power over these shares.

(V) As of December 31, 2011, H&S Portfolio II, L.P. directly holds 1,215,000 shares of Class B common stock of the Issuer. H&S Ventures LLC is the general partner of H&S Portfolio II, L.P. Dr. Samueli has sole voting and dispositive power over these shares.

Page 10 of 12 Pages

(VI) As of December 31, 2011, H&S Ventures LLC is deemed to beneficially own 122,747 shares of Class A common stock and 26,595,597 shares of Class B common stock of the Issuer due to its role as general partner of H&S Investments I, L.P., HS Management, L.P., HS Portfolio L.P. and H&S Portfolio II, L.P. (see Sections II through V above). Dr. Samueli has sole voting and dispositive power over these shares.

Item 5	Ownership of Five Percent or Less of a Class
Not applicable.
Item 6	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on by the Parent Holding Company
Not applicable.
Item 8	Identification and Classification of Members of the Group
Not applicable.
Item 9	Notice of Dissolution of Group
Not applicable.
Item 10	Certification
Not applicable.

Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012
/s/ Henry Samueli
Henry Samueli, Ph.D.
Individually
and on behalf of H&S Ventures LLC,
the general partner of H&S Investments I, L.P.,
HS Management, L.P., HS Portfolio L.P.,
and H&S Portfolio II, L.P.

Page 12 of 12 Pages